

July 19, 2013

Via E-mail
Christopher W. Haffke, Esq.
Vice President, Secretary and General Counsel
American Greetings Corporation
One American Road
Cleveland, Ohio 44144-2398

> **Re:** **American Greetings Corporation**
> **Definitive Additional Materials on Schedule 14A**
> **Filed on July 18, 2013**
> **File No. 001-13859**

Dear Mr. Haffke:

We have reviewed your filing and have the following comments.

General

1.   Please file these materials as an exhibit to Schedule 13E-3 with your next amendment. See Item 1016(a)(5) of Regulation M-A.

Strategic Rationale – Executive Summary, page 5

2.   Item 1013(c) of Regulation M-A requires disclosure of the reasons for undertaking the transaction at this time. However, a large amount of the disclosure on these slides presented to ISS does not appear to be contained in the materials disseminated to security holders. Please direct us to where this material appears in your going-private disclosure document, or tell us how you plan to address this. We have similar concerns regarding the disclosure appearing on slide 15.

Arm's-Length Legal Negotiations, page 23

3.   Reference to "arm's-length" negotiations are inappropriate in the context of a transaction with affiliates. Please refrain from characterizing contacts between the company and its affiliates in this manner in future materials.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Robert A. Weible, Esq.
        Baker & Hostetler LLP